News Release
Issued on behalf of Reed Elsevier NV

For immediate release
26 May 2009

Reed Elsevier NV EGM 26 May 2009

Reed Elsevier NV announces that at an Extraordinary General Meeting of Shareholders (EGM), held in Amsterdam on 26 May 2009, a resolution to appoint Anthony Habgood as a member of the Supervisory Board was approved. The result of the voting on the resolution was:

For	315,643,579
Against	465,145
Votes withheld	10,388

As previously announced on 21 April 2009, Mr Habgood’s appointment as a member and Chairman of the Supervisory Board of Reed Elsevier NV, and as non-executive Chairman of Reed Elsevier PLC and Reed Elsevier Group plc, will take effect on 1 June 2009.

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Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 34,000 people, including approximately 18,000 in North America. In February 2009, Reed Elsevier reported revenues for 2008 of £5,334/€6,721m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam; REN; New York: RUK and ENL.